June 22, 2009

Mr. Richard T. Clark
Chairman, President and Chief Executive Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, N.J. 08889-0100

Re: **Merck & Co., Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed February 27, 2009
        File No. 001-03305

Dear Mr. Clark:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Operating Results, page 54</u>

Pharmaceutical Segment Revenues

1.   You disclose that Cozaar/Hyzaar's loss of patent protection in 2010 will lead to
        significant declines in US sales after that time. Please expand your disclosure to
        describe more specifically the timeframe for this expected decline and quantify
        the estimated corresponding impact on your future operating results. Also, you
        disclose that Singulair will lose patent protection in 2012. Describe and quantify
        the estimated corresponding impact on your future operating results due to this
        and other expected losses of patent protection, as described on page 11.

   Research and Development

2.   You disclose the expiration of patents protecting a number of the top products in
        your Pharmaceutical and Vaccines and Infectious Diseases segments, which will
        result in loss of market exclusivity and commercial benefits. Also, you disclose
        substantive research and development activities that appear to indicate a number
        of likely future product commercializations. Please revise your disclosure to
        identify those products being developed internally and through collaborations that
        are reasonably likely to result in future commercialization and quantify the related
        market opportunities that you expect to exploit. In addition for each of these
        products in development, disclose the anticipated timing and estimated costs to
        complete development and the period in which resulting net cash inflows are
        expected to commence. If you do not maintain research and development costs by
        project, provide other quantitative and qualitative disclosure that indicates the
        amount of the Company's resources being used on the project. Also, to the extent
        that you are unable to provide this information, disclose those facts and
        circumstances, indicating the uncertainties that preclude you from making a
        reasonable estimate.

Analysis of Liquidity and Capital Resources, page 74

3.   Please revise your disclosure in the table of contractual obligations to include
        interest payable on loans payable and long-term debt. Also, revise your disclose to
        explain the difference between the Vioxx settlement amount in the table of $4.1
        billion and the reserve of $4.38 billion at December 31, 2008 disclosed in other
        sections of the filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

8. Joint Ventures and Other Equity Method Affiliates, page 105

   Merck/Schering-Plough

4.   Please explain to us your basis for deferring the $62 million of costs associated
        with the termination of the respiratory joint venture and amortizing them over the

remaining patent life of Zetia through 2016. In particular, address the relevance of the patent life of Zetia, which resides in the continuing cholesterol-management venture, to your use of this amortization method for termination costs related to the respiratory joint venture.

Astra/Zeneca LP

5.   Please revise your disclosure to provide the following information regarding the March 2008 partial redemption of your interest in certain AZLP product rights and related transactions:

- This partial redemption was triggered by the 1999 AstraZeneca merger but did not occur until 2008. Describe the specific terms governing your redemption rights under the AZLP joint venture agreement and the factors that caused this redemption to occur and recognition of the gain in 2008 and not upon the Astra/Zeneca merger. Clarify how the gain in 2008 was computed.
- In 1998, you contributed KBI's operating assets to AZLP, yet it appears that you have retained ownership interests in KBI products. Explain this apparent inconsistency.
- Describe all product rights held in the AZLP joint venture, distinguishing between the AZLP product rights identified in the partial redemption payment of $4.3 billion from AZLP, the Astra AB product rights given up in exchange for the $967.4 million Advance Payment from Astra, and other product rights retained by you and/or Astra related to the businesses conducted by this joint venture.
- Describe and quantify the expected impact of the loss of the AZLP and Astra AB product rights on your future operating results.
- Refer us to the technical guidance upon which you have based your accounting for the Asset Option, sold to Astra so that it could acquire rights to the "Non-PPI Products." Describe and quantify the expected impact of the loss of the Non-PPI product rights on your future operating results.
- Describe and quantify the consideration paid and your accounting for the Shares Option granted to Astra to buy your common stock interest in KBI.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant